BRIGHT MINDS BIOSCIENCES INC.
19 Vestry Street

New York, NY 10013

MANAGEMENT INFORMATION CIRCULAR

(as at February 10, 2026, except as otherwise noted)

This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Bright Minds Biosciences Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held on March 31, 2026 at the time and place and for the purposes set forth in the accompanying notice of Meeting.

In this Circular, references to "the Company", "we" and "our" refer to Bright Minds Biosciences Inc. "Common Shares" means common shares in the capital of the Company.  "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. "Registered Shareholder" means the person whose name appears on the central securities register maintained on behalf of the Company and who holds Common Shares in their own name.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. The Company has arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

Notice-and-Access means provisions ("Notice-and-Access Provisions") concerning the delivery of proxy-related materials to Shareholders found in Section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and Section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders, allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR+ website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than delivering such materials by mail.  Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners are entitled to request delivery of a paper copy of the information circular at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and mailing costs to the issuer.  To utilize Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR+, the Company must send a notice to Shareholders, including Beneficial Shareholders, indicating that the proxy-related materials have been posted on website and explaining how a Shareholder can access them or obtain from the Company, a paper copy of the information circular. This Circular has been posted in full on the Company's website at https://brightmindsbio.com/ and is also available for viewing under the Company's SEDAR+ profile at www.sedarplus.ca. This Circular is also being furnished to the United States Securities and Exchange Commission (the "SEC") on Form 6-K under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") (SEC File No. 001-40997), and is available for viewing on EDGAR under the Company's name or CIK number (0001827401) at www.sec.gov.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the Circular to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice, which require the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Circular and any related financial statements and management discussion and analysis, and explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Beneficial Holders).

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Circular from the Company or any intermediary unless such Shareholder specifically requests the same.

The Circular is available for review at https://brightmindsbio.com/, being the website address to the Company's AGM page.  Any Shareholder who wishes to obtain a paper copy of the Circular, should contact the Company at 19 Vestry Street New York, NY 10013 or by telephone at 1-647-865-8622 or toll-free at 1-866-962-0498. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.  To ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for them to review the Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested such Shareholder's request is received by the Company no later than March 17, 2026.

In accordance with the requirements of NI 54-101, the Company distributes copies of the Notice of Meeting and the form of Proxy (collectively, the "notice package") to the Depository and Intermediaries for onward distribution to Beneficial Shareholders. The Company does not send the notice package directly to Beneficial Shareholders. Intermediaries are required to forward the notice package to all Beneficial Shareholders for whom they hold Common Shares unless such Beneficial Shareholders have waived the right to receive them.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b) any amndment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a) complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-732-8683, outside North America at (416) 263-9524, or by mail to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

(b) use a touch-tone phone to transmit voting choices to the toll-free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder's account number and the proxy access number; or

(c) via Computershare's internet website www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.  Failure to complete or deposit the Proxy properly may result in its invalidation. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the scrutineer before the Meeting. If you have already submitted a Proxy but choose to change your method of voting and attend the Meeting to vote, then you should register with the scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States of America (the "U.S." or the "United States") the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for "Objecting Beneficial Owners") and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for "Non-Objecting Beneficial Owners").

These securityholder materials are sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent sent these materials directly to you, you are a NOBO and your name, address and information about your holdings of securities, were obtained from the intermediary holding securities on your behalf and in accordance with applicable securities regulatory requirements including, but not limited to, NI 54-101.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a Voting Instruction Form ("VIF") in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF.  Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge's instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to:  (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer that files annual reports with the SEC on Form 40-F under the Exchange Act, and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of certain provinces of Canada. The proxy solicitation rules under the Exchange Act, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of applicable Canadian securities laws.  Shareholders should be aware that disclosure requirements under Canadian securities laws differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), as amended, all but one of its directors and its executive officers are resident outside the United States, and a substantial portion of the Company's assets and the assets of such non-U.S. resident persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b) personally attending the Meeting and voting the Registered Shareholder's Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, as further described below.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the "Board") has fixed February 10, 2026, as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver the Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares without par value, which Common Shares are listed for trading under the stock symbol "DRUG" on both the Canadian Securities Exchange (the "CSE") and the Nasdaq Capital Market ("Nasdaq"). The Company is also subject to the reporting obligations under section 13(a) of the Exchange Act. As of Record Date, there were 9,787,161  Common Shares issued and outstanding, each carrying the right to one vote.  No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, only the following persons or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company as of February 10, 2026:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares(1)
Ian McDonald	1,004,900	10.27%
Cormorant Global Healthcare Master Fund, LP	1,059,331	10.82%
Janus Henderson Group PLC	1,145,660	16.3%

Notes:

(1) The percentage is calculated based on 9,787,161  Common Shares that were outstanding as of Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast in person or by proxy at the Meeting is required to pass the resolutions described herein as ordinary resolutions.

If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

FINANCIAL STATEMENTS

The Annual Financial Statements and MD&A will be placed before Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the Annual Financial Statements or MD&A. If any Shareholder has questions regarding such Annual Financial Statements or MD&A such questions may be brought forward at the Meeting. Copies of the Annual Financial Statements and MD&A are available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.

ELECTION OF DIRECTORS

The size of the Board was set by resolution of the directors at six (6) directors. Accordingly, to continue the current number of directors and pursuant to the Articles of the Company (the "Articles") the Board has not changed the number of directors to be elected and six (6) directors will be elected at the Meeting. The Board has nominated six persons for election as directors, consisting of five current directors standing for re-election and one new nominee. Shareholders are asked to consider the persons set forth in the table below as director nominees, and to vote at the Meeting to elect them as directors for the ensuing year.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCBCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Advance Notice Provision

Pursuant to the Advance Notice Provisions contained in the Articles, the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made in accordance with the requirements of such Advance Notice Provisions. To the date of this Circular, the Company has not received notice of a nomination in compliance with the Articles and, subject to the timely receipt of any such nomination, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

The following table sets out the names of management's six (6) nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the last five (5) years for each director nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, at February 10, 2026.

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director Since	Number of Common Shares Owned and Percentage of Ownership(1)
Ian McDonald Chief Executive Officer, President & Director Dubai, United Arab Emirates	See director biographies below	May 31, 2019	1,004,900(6) (10.27%)
Nils Bottler(2)(3)(4)(5) Director Berlin, Germany	See director biographies below	September 29, 2020	5,000(7) (0.05%)
Jeremy Fryzuk(2)(3)(4)(5) Director London, UK	See director biographies below	September 29, 2020	20,609(8) (0.21%)
Jan Pedersen Chief Scientific Officer and Director Region Hovedstaden, Denmark	See director biographies below	April 27, 2022	57,600(9) (0.59%)
David Weiner(2)(3)(4)(5) Director Louisiana, USA	See director biographies below	February 16, 2023	Nil(10) (0%)
Steve Farr(12) Director Virginia, USA	See director biographies below	N/A Newly Proposed Nominee	Nil(11) (0%)

Notes:

(1) Information has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Nominating and Corporate Governance Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Disclosure Committee.

(6) Mr. McDonald also owns (i) 30,000 RSUs to acquire 30,000 Common Shares expiring on December 1, 2027 (30,000 vested on December 1, 2025); and (ii) 361,765 warrants to purchase 361,765 Common Shares at a price of $1.70 expiring on December 22, 2028.

(7) Mr. Bottler also holds (i) 10,000 Options to purchase 10,000 Common Shares at a price of $1.84 expiring on March 22, 2029 (25% of which vested on March 22, 2024; 25% of which vested on March 22, 2025; 25% of which will vest on March 22, 2026 and 25% of which will vest on March 22, 2027); (ii) 5,000 Options to purchase 5,000 Common shares at a price of $1.65 expiring October 3, 2029 (2,500 of which vested on October 3, 2025 and the remaining 2,500 will vest on October 3, 2026); (iii) 5,000 Options to purchase 5,000 Common Shares at a price of US$35 expiring on February 26, 2030 (25% of which will vest on February 26, 2026; 25% of which will vest on February 26, 2027; 25% of which will vest on February 26, 2028; and 25% of which will vest on February 26, 2029); and (iv) 5,000 Options to purchase 5,000 Common Shares at US$54.47 expiring on October 30, 2030 (25% of which will best on October 30, 2026; 25% of which will vest on October 30, 2027; 25% of which will vest on October 30, 2028 and 25% of which will vest on October 30, 2029).

(8) Mr. Fryzuk also holds (i) 20,000 Options to purchase 20,000 Common Shares at a price of $1.84 expiring March 22, 2029 (25% of which vested on March 22, 2024; 25% of which vested on March 22, 2025; 25% of which will vest on March 22, 2026 and 25% of which will vest on March 22, 2027); (ii) 10,000 Options to purchase 10,000 Common Shares at a price of $1.65 expiring October 3, 2029 (50% of which vested on October 3, 2024; 25% of which vested on October 3, 2025; and 25% of which will vest on October 3, 2026); (iii) 5,000 Options to purchase 5,000 Common Shares at a price of US$35 expiring on February 26, 2030 (25% of which will vest on February 26, 2026; 25% of which will vest on February 26, 2027; 25% of which will vest on February 26, 2028; and 25% of which will vest on February 26, 2029); and (iv) 5,000 Options to purchase 5,000 Common Shares at US$54.47 expiring on October 30, 2030 (25% of which will best on October 30, 2026; 25% of which will vest on October 30, 2027; 25% of which will vest on October 30, 2028 and 25% of which will vest on October 30, 2029).

(9) Dr. Pedersen owns (i) 10,000 RSUs to acquire 10,000 Common Shares expiring on April 27, 2027 (5,000 vested on April 27, 2025; and 5,000 will vest on April 27, 2026); (ii) 25,000 RSUs to acquire 25,000 Common Shares expiring on December 1, 2027 (25,000 vested on December 1, 2025); (iii) 20,000 Options to purchase 20,000 Common Shares at a price of $1.65 expiring October 3, 2029 (50% of which vested on October 3, 2024; 25% of which vested on October 3, 2025; and 25% of which will vest on October 3, 2026); and (iv) 3,500 Options to purchase 3,500 Common Shares at US$54.47 expiring on October 30, 2030 (25% of which will best on October 30, 2026; 25% of which will vest on October 30, 2027; 25% of which will vest on October 30, 2028 and 25% of which will vest on October 30, 2029).

(10) Dr. Weiner holds (i) 16,000 Options to purchase 16,000 Common Shares at a price of $5.25 expiring on February 16, 2028 (25% of which vested on February 16, 2024; 25% of which vested on February 16, 2025; 25% of which will vest on February 16, 2026; and 25% of which will vest on February 16, 2027); (ii) 20,000 Options to purchase 20,000 Common Shares at a price of $1.84 expiring March 22, 2029 (25% of which vested on March 22, 2024; 25% of which vested on March 22, 2025; 25% of which will vest on March 22, 2026 and 25% of which will vest on March 22, 2027); (iii) 10,000 Options to purchase 10,000 Common Shares at a price of $1.65 expiring on October 3, 2029 (50% of which vested on October 3, 2024; 25% of which vested on October 3, 2025; and 25% of which will vest on October 3, 2026); (iv) 10,000 Options to purchase 10,000 Common Shares at $1.65 expiring on October 3, 2029 (50% of which vested on October 3, 2024; 25% of which vested on October 3, 2025; and 25% of which will vest on October 3, 2026); (v) 5,000 Options to purchase 5,000 Common Shares at a price of US$35 expiring on February 26, 2030 (25% of which will vest on February 26, 2026; 25% of which will vest on February 26, 2027; 25% of which will vest on February 26, 2028; and 25% of which will vest on February 26, 2029); and (vi) 5,000 Options to purchase 5,000 Common Shares at US$54.47 expiring on October 30, 2030 (25% of which will best on October 30, 2026; 25% of which will vest on October 30, 2027; 25% of which will vest on October 30, 2028 and 25% of which will vest on October 30, 2029).

(11) Dr. Farr holds 35,000 Options to purchase 35,000 Common Shares at a price of $35, expiring on February 26, 2030 (vesting in equal installments over a period of 24 months beginning on February 26, 2025).

(12) As of the date of this Circular, Dr. Farr is not a member the Board.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the designated persons intend to exercise discretionary authority to vote the Common Shares represented by proxies for the election of any other persons as directors.

Biographies of Director Nominees

Ian McDonald

Mr. McDonald is an entrepreneur and former Investment Banker. Prior to joining the Company, Mr. McDonald served on the management team at a TSX-listed gold mining company. In that capacity, Mr. McDonald developed and implemented the corporate strategy as it relates to M&A and capital markets resulting in a $160 million sale within one year. Previously, he worked in a senior role at a Canadian Investment Bank and in private equity in Vancouver, London and Toronto. Under Mr. McDonald's guidance, clients raised hundreds of millions of dollars in capital. Mr. McDonald has served as a member of the Board of Directors of several TSX Venture Exchange, Canadian Securities Exchange listed and private companies.

Nils Bottler

Mr. Bottler is a venture capitalist currently working at Think.Health Ventures as an associate partner. The company focuses on investment in early-stage start-ups in the fields of digital health and medical device technology. Think.Health supports its portfolio beyond financial investment with knowledge, experience and access to an extensive business network. Mr. Bottler's prior work experience was in the banking industry working mainly on M&A projects as well as on a number of consulting projects in Germany, China, the UK, and the United Arab Emirates. He then moved to digital media and analyzed, developed and executed new business models at the Axel Springer SE in Berlin before taking a deep dive into the German health care market as SVP RHÖN-Innovations and the premier hospital chain RHÖNKLINIKUM AG.

Jeremy Fryzuk

Mr. Fryzuk is a private equity investment professional based in London. He has over 10 years of experience in private equity. He started his career in investment banking in Toronto with BMO Capital Markets. Mr. Fryzuk holds a Bachelor of Commerce with a major in Finance from Dalhousie University in Canada.

Dr. Jan Pedersen

Jan Pedersen, PhD, MSc, is an innovative and highly experienced leader in drug discovery research, with more than 25 years of expertise in neuroscience research management. Dr. Pedersen's academic interests include neurodegeneration, bioinformatics, biophysics and drug discovery R&D. He is the founder of Torleif Science ApS, a consultancy company aimed at delivering innovation and new ideas in neuroscience. Prior to that, Dr. Pedersen spent 20 years at Lundbeck, a global pharmaceutical company specialized in brain diseases, in positions of increasing responsibility, including building its neurodegeneration/Alzheimer's disease pipeline, and bringing research programs to the clinic. Dr. Pedersen received an MSc in Chemistry from DTU - Technical University of Denmark, and a PhD in biophysics from the University of Bath.

Dr. David Weiner

Dr. Weiner has over 25 years of experience in the discovery and clinical development of novel therapeutics for neurological, psychiatric and rare diseases. He began his career at ACADIA Pharmaceuticals, where he held a series of discovery research and clinical development roles working on multiple central nervous system (CNS) therapeutics, most notably pimavanserin, a 5-HT2A receptor inverse agonist, which is approved for the treatment of Parkinson's disease psychosis. Dr. Weiner also served as the Chief Medical Officer (CMO) and Interim Chief Executive Officer (CEO) for Proteostasis Therapeutics, CMO at aTyr Pharma and Lumos Pharma, CEO at Amathus Therapeutics, and as an independent board member and senior executive at Eleusis, a company focused on therapeutic development of psychedelics and novel 5-HT2A receptor agonists. He has authored more than 30 scientific publications and patents and serves on multiple clinical and scientific advisory boards, including the Michael J. Fox Foundation for Parkinsons Research. He received his M.D. from the School of Medicine and Biomedical Sciences, SUNY at Buffalo, was a Howard Hughes Medical Institute Research Scholar at the NIH, trained in neurology at New York Hospital, Memorial Sloan Kettering, Cornell Medical Center, and did a post-doctoral fellowship in neuropharmacology at the University of Vermont.

Dr. Steve Farr (Newly Proposed Nominee)

Dr. Farr served as President and CEO of Zogenix from 2015 until its acquisition by UCB in 2022.  He transformed Zogenix into a leading rare disease company, highlighted by the approval of FINTEPLA in the US, Europe and Japan.  Dr. Farr initially served as Zogenix's President and Chief Operating Officer since its founding in 2006.  Previously, Dr. Farr was Sr. Vice President and Chief Scientific Officer at Aradigm Corp. From 1986 to 1995, Dr. Farr held tenured academic positions at Cardiff University, United Kingdom, concentrating in advanced drug delivery and biopharmaceutics.

Dr. Farr is on the board of directors of Mahzi Therapeutics, a preclinical company focused on developing treatments for under-served rare genetic neurodevelopmental disorders. He is also co-founder and CEO of Ataraxia Therapeutics, a seed-stage company discovering small molecule therapeutics for a novel CNS target. Previously, he was a board member at Tevard Biosciences, a preclinical company developing tRNA based therapeutics to treat rare genetic diseases and director at SteadyMed, Inc (NASDAQ: STDY) until its acquisition by United Therapeutics.

Management recommends the election of each of the nominees listed above as a director of the Company.

Cease Trade Orders or Bankruptcies

No proposed director is, as at the date of this Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, as at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager of trustee appointed to hold its assets.

No proposed director has, within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Professional Accountants, of 401 - 905 West Pender Street, Vancouver, British Columbia V6C 1L6, will be nominated at the Meeting for appointment as auditor of the Company to hold office until the next annual general meeting of Shareholders, at a remuneration to be fixed by the directors. De Visser Gray LLP was first appointed as the Company's auditor on October 19, 2020.

At the Meeting, Shareholders shall be called upon to appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Company, to hold office until the next Annual General Meeting of Shareholders, and to authorize the directors to fix their remuneration.

The Board unanimously recommends that the Shareholders vote for the appointment of De Visser Gray LLP, Chartered Professional Accountants, as auditors of the Company, to hold office until the next Annual General Meeting of Shareholders, and to authorize the directors to fix their remuneration.

AUDIT COMMITTEE DISCLOSURE

The provisions of National Instrument 52-110 - Audit Committees ("NI 52-110") requires the Company to disclose annually in its Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The Audit Committee's Charter

The audit committee of the Company (the "Audit Committee") has a charter, a copy of which is attached as Schedule "A" hereto.

Composition of Audit Committee

The following persons are members of the Audit Committee:

Nils Bottler (Chair)	Independent	Financially Literate
Jeremy Fryzuk	Independent	Financially Literate
David Weiner	Independent	Financially Literate

An Audit Committee member is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

An Audit Committee member is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

Each member of the Company's Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

See Biographies of Director Nominees above, in particular the biographies of each Audit Committee member, for more information concerning each Audit Committee member's education and experience.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than De Visser Gray LLP, Chartered Professional Accountants.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP, Chartered Professional Accountants, to the Company to ensure auditor independence.  Payments to De Visser Gray LLP, Chartered Professional Accountants, for audit and non-audit services in the years ended September 30, 2025, and September 30, 2024, are outlined in the following table.

Year Ended December 31	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2025	$77,000	Nil	$2,500	Nil
2024	$60,500	Nil	$2,500	Nil

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the consolidated financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees".  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose their corporate governance practices and National Policy 58-201 - Corporate Governance Guidelines provides guidance on corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the company's shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A "material relationship" is a relationship which could, in the Board's opinion, be reasonably expected to interfere with the exercise of a director's independent judgment.

A majority of the members of the Board are independent. The independent members of the Board are Nils Bottler, Jeremy Fryzuk and David Weiner.  Ian McDonald and Jan Pedersen are not independent as they are officers of the Company. If elected, Steve Farr will be an independent member of the Board.The Board does not currently have a chairperson.

In order to ensure independent members of the Board engage in in open and candid discussion and are provided with leadership the independent members of the Board (a) have frequent discussions excluding members of management and non-independent directors, and (b) are permitted to retain independent consultants where they deem necessary.

The following table sets forth the record of attendance of Board and Audit Committee meetings by directors for the year ended September 30, 2025:

Director	Board of Directors Meetings	Audit Committee
Ian McDonald	2 of 2 (100%)	N/A
Nils Bottler	2 of 2 (100%)	2 of 2 (100%)
Jeremy Fryzuk	2 of 2 (100%)	2 of 2 (100%)
Jan Pedersen	1 of 2 (50%)	N/A
David Weiner	2 of 2 (100%	2 of 2 (100%)

The Company does not currently have term limits imposed on its directors and has not implemented any other mechanism for board renewal. The Company became a reporting issuer in 2021, and as such does not believe it is appropriate to impose term limits on its Board members at this time.

Directorships

The following directors are currently serving on the the board of directors of other reporting issuers.

Name of Director	Name of Reporting Issuer	Exchange
Ian McDonald	GK Resources Ltd. Alpha Copper Corp.	TSXV CSE

Board Mandate

The Board is responsible for the conduct of the Company's affairs generally. The Board is responsible for reviewing and approving the Company's operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board is responsible for ensuring effective communication by the Company with its Shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

The Chief Executive Officer and the Board have not, to date, developed a formal, documented position description for the Chief Executive Officer. The Board is currently of the view that the respective corporate governance roles of the Board and management are clear and that the limits to management's responsibility and authority are reasonably well-defined.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(a) copies of the Company's corporate governance policies;

(b) access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

(c) access to management and technical experts and consultants; and

(d) information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of the Company's employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Board is responsible for monitoring compliance with the Code of Ethics. A copy of the Code of Ethics will be provided to any Shareholder without charge upon request.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Further, the Company's auditor has full and unrestricted access to the Audit Committee at all times to discuss the audit of the Company's financial statements and any related findings as to the integrity of the financial reporting process.

Other Board Committees

The Board committees are the Audit Committee, the N&GC Committee, the Compensation Committee and the Corporate Disclosure Committee. There are no other committees.

Nominating and Corporate Governance Committee

On June 13, 2021, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a nominating and corporate governance committee (the "N&CG Committee") which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently composed of entirely independent directors: Nils Bottler (Chair), Jeremy Fryzuk and David Weiner. The N&CG Committee is responsible for (a) identifying and recommending to the Board, individuals qualified to be nominated for election to the Board; (b) recommending to the Board, the members and chairperson for each Board committee; and (c) periodically reviewing and assessing the Company's corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board.

The N&CG Committee is responsible for, among other things:

  leading the Company's search for individuals qualified to become members of the Board;

  evaluating and recommending to the Board for nomination candidates for election or re-election as directors;

  establishing and overseeing appropriate director orientation and continuing education programs;

  making recommendations to the Board regarding an appropriate organization and structure for the Board;

  evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board;

  periodically reviewing and assessing the adequacy of the Company's corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board for adoption of additional corporate governance principles;

  periodically reviewing the Company's Articles in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board or submission by the Board to Shareholders;

  making recommendations on the structure and logistics of Board meetings and may recommend matters for consideration by the Board;

  considering, adopting and overseeing all processes for evaluating the performance of the Board, each committee and individual directors; and

  annually reviewing and assessing its own performance.

Compensation Committee

On June 13, 2021, the Board adopted a Compensation Committee Charter and established a Compensation Committee (the "Compensation Committee"). The Compensation Committee is comprised of Nils Bottler (Chair), Jeremy Fryzuk and David Weiner.  See "Compensation Discussion and Analysis" below.

Corporate Disclosure Committee

The Company's Corporate Disclosure Committee consists of Nils Bottler (Chair), Jeremy Fryzuk and David Weiner. The Corporate Disclosure Committee oversees the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to the Company's disclosure controls and procedures.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and each of its committees. The Audit Commmitte, Compensation Committee, and N&CG Committee are each responsible for reviewing and assessing the adequacy of their respective charters and their annual performance. The CEO and CFO are responsible for monitoring the effectiveness of the Disclosure Controls and Procedures Policy, and its implementation is the responsibility of the Disclosure Committee, as may be constituted from time to time, and of which the CEO and CFO are members.

Insider Trading Policies

The Company has adopted its Security Trading and Reporting Guidelines which sets forth guidelines that apply to directors, officers and employees of the Company and its subsidiaries. There are also specific guidelines that apply to directors and officers, as follows:

  Directors and officers should obtain pre-clearance for all trading activities from the Company's CFO. This pre-clearance is intended to provide an additional review of current business initiatives to ensure that trading does not occur while material non-public information exists.

  Directors and officers must report all trading in securities to the Company's CFO within 24 hours of the transaction taking place. Trading includes purchase and sale of securities, exercise of options, and transfer of securities.

  The Company's CFO has been given power of attorney for the filing of all insider trading reports with the appropriate securities regulators within prescribed filing timelines on behalf of the directors and officers.

Additionally, on December 20, 2024, the Board adopted its Insider Trading, Reporting and Blackout Policy. The new Insider Trading, Reporting and Blackout Policy combines and updates certain of the Company's existing insider trading and related reporting and blackout provisions previously provided for in certain of the Company's existing corporate governance materials and including, without limitation, the Company's existing Securities Trading and Reporting Guidelines. The Insider Trading, Reporting and Blackout Policy governs the purchase, sale and/or other dispositions of securities by directors, officers and employees of the Company and its subsidiary companies that are designed to promote compliance with insider trading laws and rules and regulations as part of the Company's commitment to ethical and lawful business conduct. Each director, officer and employee of the Company is expected to review and to comply with the terms of the Insider Trading, Reporting and Blackout Policy.

Cybersecurity

The Company recognizes the importance of effective information security management and strives to maintain the confidentiality, integrity and availability of information within the information technology ("IT") network and infrastructure (the "Cyberspace"). The Board is committed to ensuring that risks to the confidentiality, integrity or availability of Company-owned information assets are managed appropriately by implementing an information security risk management approach. On December 20, 2024, the Board adopted its Cybersecurity Policy.

The Board recognizes the importance of information security and mitigating cybersecurity and other data security threats and risks as part of its efforts to protect and maintain the confidentiality and security of the Company's employees, service providers, consultants and business associates, patients enrolled in the Company's clinical trials, as well as non-public information about the Company. Although our full Board has ultimate responsibility with respect to risk management oversight, the Audit Committee is charged with and bears primary responsibility for, among other matters, overseeing risks specific to the identification and mitigation of cybersecurity risks.

Nasdaq Corporate Governance

The Company is a foreign private issuer and the Company's Common Shares are listed on Nasdaq. Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Listing Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq's corporate governance requirements. Set forth below is a brief summary of such differences.

Shareholder Approval Requirements

Nasdaq Listing Rule 5635 requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a) in connection with the acquisition of the stock or assets of another company

(i) where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A) the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B) the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii) if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the Nasdaq Listing Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company; and

(b) where the issuance or potential issuance will result in a change of control of the listed company.

The Company intends to follow the British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking. In addition, the Company intends to follow the CSE policies which require shareholder approval on the occurrence of a "fundamental change", defined by the policies of the CSE to be an asset purchase (whether for cash or securities), take-over (either a formal or exempt bid), amalgamation, arrangement or other form of merger, the result of which is that for the next 12-month period at least 50% of the issuer's:

(a) assets or resources are expected to be comprised of,

(b) anticipated revenues are expected to be derived from, or

(c) expenditures and management time and effort will be devoted to the assets, properties businesses or other interests that are the subject of such transaction, in combination with a change of control. The determination of a change of control in such context would include the distribution of 100% of the number of equity securities of the issuer outstanding prior to the transaction, a distribution resulting in new shareholders holding greater than 50% of the voting securities of the issuer, or otherwise may be determined through a change in voting control of the issuer or a substantial change of the management or the board of directors of the issuer.

Further, the policies of the CSE require securityholder approval of an acquisition if:

(a) the total number of securities issuable (on a fully-diluted basis):

(i) is more than 50% of the total number of securities or votes of the issuer outstanding (on a non-diluted basis) accompanied by a new control person, or 100% of the total number of securities outstanding; or

(ii) would, as determined by the issuer or the CSE, materially affect control of the issuer.

Nasdaq Listing Rule 5635(c) also requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(a) warrants or rights issued generally to all security holders of the listed company or stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the listed company's independent compensation committee or a majority of the listed company's independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the listed company at market value;

(c) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or

(d) issuances to a person not previously an employee or director of the listed company, or following a bona fide period of non-employment, as an inducement material to the individual's entering into employment with the listed company, provided such issuances are approved by either the listed company's independent compensation committee or a majority of the listed company's independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a listed company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company. In addition, the Company intends to follow the CSE policies which provide that an issuer must obtain securityholder approval for rolling/evergreen security based compensation plans (a) with three years after the institution of such plan, and (b) within every three years thereafter. The Company also intends to follow CSE policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed, as follows:

(a) options granted to persons performing investor relations services cannot exceed 2% of the outstanding number of listed securities in any 12-month period; and

(b) the issuance of equity compensation securities cannot result in the issuance of greater than 5% of the issued and outstanding shares (at the time of adoption) to an individual, or 10% in total in the following 12 months, without first obtaining shareholder approval.

Nasdaq Listing Rule 5635(d) also requires shareholder approval where there is a transaction other than a public offering (as defined in Nasdaq IM-5635-3), involving the sale, issuance or potential issuance by the listed company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the listed company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance (a "20% Issuance") at a price less than the lower of (the "Minimum Price"):

(a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or

(b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

The Company intends to follow British Columbia corporate and securities laws, which do not require shareholder approval of 20% Issuances at a price that is less than the Minimum Price. In addition, the Company intends to follow the CSE policies which permit private placements of an issuer's securities to be issued at a price per security lower than the greater of:

(a) $0.05; and

(b) the closing market price of the security on the CSE on the trading day prior to the earlier of the dissemination of a news release disclosing the private placement or the posting of notice of the proposed private placement, less a discount which shall not exceed the maximum permitted discount, as follows (the "Maximum Permitted Discount"):

(i) 25% for securities with a closing price of up to CAD$0.50;

(ii) 20% for securities with a closing price between CAD$0.51 to CAD$2.00; and

(iii) 15% for securities with a closing price above CAD$2.00.

However, the policies of the CSE require securityholder approval of a proposed securities offering (by way of prospectus or by private placement) if:

(a) the number of securities issued in the offering (on a fully-diluted basis) is more than 50% of the total number of securities or votes of the issuer outstanding (on a non-diluted basis) accompanied by a new control person, or 100% of the total number of securities outstanding;

(b) the price is lower than the market price less the Maximum Permitted Discount; or

(c) the issuer or the CSE otherwise determine that the transaction will materially affect control of the issuer.

Quorum Requirement

Nasdaq Listing Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the listed company's common voting stock. The Company will not follow this Nasdaq Listing Rule. Instead, the Company intends to comply with British Columbia corporate and securities laws and its Articles which do not require a quorum of no less than 33 1/3% of the outstanding shares of the Company's common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is the quorum established by the Company's Articles, which is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Executive Sessions

Under Nasdaq Listing Rule 5605(b)(2), a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions").  The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.  Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, since the Company's common shares are listed for trading on Nasdaq, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board does to facilitate open and candid discussion among its independent directors.

Proxy Delivery Requirements

Under Nasdaq Listing Rule 5620(b), a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Under Nasdaq Listing Rule 5250(d)(1), a listed company shall make available to shareholders an annual report containing audited financial statements of the listed company and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC.  A listed company may comply with this requirement either:

(a) by mailing the report to the shareholders;

(b) by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or

(c) by posting the annual report to shareholders on or through the listed company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the listed company's annual report free of charge. A listed company that chooses to satisfy this requirement pursuant to this paragraph (c) must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the SEC (or other regulatory authority). This press release shall also state that the annual report is available on the listed company's website and include the website address and that shareholders may receive a hard copy free of charge upon request. A listed company must provide such hard copies within a reasonable period of time following the request.

In addition, under Nasdaq Listing Rule 5250(d)(4)(A), each listed company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the listed company shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 5250(c)(1).

The Company intends to comply with Nasdaq Listing Rules 5250(d)(1) and 5250(d)(4)(A), however, the Company may not do so or on a consistent basis.  Instead, the Company may determine to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Company to place before the annual general meeting the annual financial statements that the Company is required to file with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR+ at www.sedarplus.ca, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request a paper copy of the Company's annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Company's interim financial reports and management discussion and analysis for the interim financial reports free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Definitions

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a) the Chief Executive Officer ("CEO");

(b) the Chief Financial Officer ("CFO");

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at September 30, 2025.

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons.

Compensation Committee

The Compensation Committee is comprised of Nils Bottler (Chair), Jeremy Fryzuk and David Weiner.  The Compensation Committee assists the Board in fulfilling its oversight responsibilities relating to officer and director compensation, succession planning for senior management, development and retention of senior management and such other duties as directed by the Board.

The Compensation Committee did not formally meet during the year. The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation.  The members of the Compensation Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company's compensation policies and practices. Mr. Bottler has experience with companies operating as emerging entities in the health care field.  Mr. Fryzuk has capital markets experience, sitting on the board of Balta Group NV.  Dr. Weiner industry expertise in management role thgouth his work as Chief Medical Officer (CMO) and Interim Chief Executive Officer (CEO) for Proteostasis Therapeutics, CMO at aTyr Pharma and Lumos Pharma, CEO at Amathus Therapeutics, and as an independent board member and senior executive at Eleusis, a company focused on therapeutic development of psychedelics and novel 5-HT2A receptor agonists. See disclosure under "Biographies of Director Nominees" for relevant education and experience of each member of the Compensation Committee.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a) reviewing compensation philosophy including base compensation structures & incentive programs;

(b) reviewing specific executive and director compensation;

(c) administering of stock options and other equity based compensation plans and the determination of stock option grants; and

(d) reviewing performance goals and the assessments of corporate officers.

Each of the Compensation Committee members satisfies the "independence" requirements of Nasdaq Listings Rule 5605(a)(2). The Compensation Committee is responsible for, among other things:

  reviewing and approving the Company's compensation guidelines and structure;

  reviewing and approving on an annual basis the corporate goals and objectives with respect to the CEO of the Company;

  reviewing and approving on an annual basis the evaluation process and compensation structure for the Company's other officers, including salary, bonus, incentive and equity compensation;

  reviewing the Company's incentive compensation and other equity-based plans and recommending changes in such plans to the Board as needed;

  periodically making recommendations to the Board regarding the compensation of non-management directors, including Board and committee retainers, meeting fees, equity-based compensation and such other forms of compensation and benefits as it may may consider appropriate; and

  overseeing the appointment and removal of executive officers, and reviewing and approving for executive officers, including the CEO, any employment, severance or change in control agreements.

The responsibilities relating to executive and director compensation, including reviewing and recommending compensation of the Company's officers and employees and overseeing the Company's base compensation structure and equity-based compensation program is performed by the Board and the Compensation Committee. The Board and Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management. The Compensation Committee generally reviews the compensation of senior management on an annual basis taking into account compensation paid by other issuers of similar size and activity and the performance of officers generally and in light of the Company's goals and objectives.

The Company is a clinical-stage biotechnology company with ongoing developmental activities to advance multiple product candidates. The compensation for senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including: (a) attracting and retaining talented, qualified and effective executives; (b) motivating the short and long-term performance of executives; and (c) better aligning the interests of executive officers with those of the Company's shareholders. In the Board's view, paying salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies is compiled from a variety of sources, including national and international publications. Further, the Board believes that to attract and retain qualified and effective executives the Company must pay base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates.

The Compensation Committee determines the compensation for the CEO and for the Company's other officers. In each case, the Compensation Committee takes into consideration the executive's performance in light of established goals and objectives, prior experience of the executive, industry standards, competitive salary information on comparable companies of similar size and stage of development, the degree of responsibility and participation of the executive in the day-to-day affairs of the Company, and the Company's available cash resources.

In the Board's view, to attract and retain qualified and effective executives, the Company must pay base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates.

The Board has assessed the Company's compensation plans and programs for its executive officers to ensure alignment with the Company's business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company did not retain a compensation consultant during the financial year ended September 30, 2025.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed within this context with a view that the level and form of compensation achieves certain objectives, including:

  attracting and retaining qualified executives;

  motivating the short and long-term performance of these executives; and

  better aligning their interests with those of the Company's Shareholders.

The Company's compensation program is designed to recognize and reward executive performance consistent with the success of the Company's business. The Company's compensation program consists of three elements: (1) base salaries and consulting fees; (2) bonus incentive compensation; and (3) equity participation.

The Company has an Anti-Hedging and Pledging Policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors.

Base Salary or Consulting Fees

In the Board's view, paying base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates is a first step to attracting and retaining qualified and effective executives.

Base salary ranges for the executive officers were initially determined upon a review of companies within the biotechnology industry, which were of the same size as the Company, at the same stage of development as the Company and considered comparable to the Company.

In determining the base salary of an executive officer, the Board considers the following factors:

  the particular responsibilities related to the position;

  salaries paid by other companies in the biotechnology industry which were similar in size as the Company;

  the experience level of the executive officer;

  the amount of time and commitment which the executive officer devotes to the Company; and

  the executive officer's overall performance and performance in relation to the achievement of corporate milestones and objectives.

Executive Compensation

Except for the grant of Options and RSUs to the NEOs and any compensation payable pursuant to an executive compensation agreement between the CEO or CFO and the Company, there are no arrangements under which NEOs were compensated by the Company during the most recently completed financial year for their services in their capacity as NEOs, directors or consultants.

Director Compensation

The directors receive no cash compensation for acting in their capacity as directors of the Company.

Except for the grant to directors of Options and RSUs, there are no arrangements under which directors were compensated by the Company during the two most recently completed financial years for their services in their capacity as directors.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Compensation Committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Compensation Committee approves executive bonus compensation dependent upon compensation levels based on recommendations of the CEO. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company's operations.

Equity Participation

The Company believes that encouraging its executives and consultants to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's existing Option Plan and RSU Plan. Options and RSUs are granted to executives and employees taking into account a number of factors, including the amount and term of Options and RSUs previously granted, base salary and bonuses and competitive factors. The amounts and terms of Options and RSUs granted are determined by the Compensation and Corporate Governance Committee based on recommendations put forward by the CEO.  Prior to the establishment of the Compensation and Corporate Governance Committee, grants of Options and RSUs were considered and approved by the Board.

Clawback Policy

On December 1, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Clawback Policy") providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the U.S. Securities and Exchange Commission (the "SEC") under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.  Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company from September 30, 2020 to September 30, 2025, with a cumulative total shareholder return to the S&P 500 Index Fund over the same period.

Over the five-year period ended September 30, 2025, the Company's share price performance was volatile, reflecting its development-stage operations. During the same period, executive compensation remained relatively stable and was primarily comprised of base salary and long-term equity awards. As a result, while annual compensation did not fluctuate directly with year-to-year market movements, the equity-based component aligns management's interests with long-term shareholder value.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or its subsidiaries, to each NEO set out below, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO for services provided and for services to be provided, directly or indirectly, to the Company for the periods indicated.

Named Executive Officer and Principal Position	Year	Salary (C$)	Share based awards (C$)(1)	Option based awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)	All Other Compen- sation (C$)	Total Compen- sation (C$)
					Annual Incentive Plan (C$)	Long- term Incentive Plan (C$)
Ian McDonald(3)(4) President and CEO	2025 2024 2023	Nil Nil Nil	120,000 213,239 626,178	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	120,000 213,239 626,178
Ryan Cheung(5) CFO	2025 2024 2023	134,169 120,000 120,000	Nil Nil Nil	72,402 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	206,571 120,000 120,000
Jan Pedersen(6)(7) Chief Scientific Officer	2025 2024 2023	730,333 243,300 243,550	75,485 205,283 556,174	22,912 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	828,730 448,583 799,724
Mark A. Smith(8) Former Chief Medical Officer	2025 2024 2023	N/A 279,119 272,946	N/A Nil N/A	N/A 128,805 177,975	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	N/A 407,924 450,921

Notes:

(1) Share based awards represent the fair value of RSUs granted in the year. The fair value of RSUs granted is calculated on the grant date closing value.

(2) Option-based awards represent the fair value of Options granted in the year under our Option Plan.  The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model.  For discussion of the assumptions made in the valuation, refer to Note 5 to our financial statements for our fiscal year ended September 30, 2025.

(3) Mr. McDonald was appointed President of the Company on May 31, 2019 and as CEO on June 5, 2020.

(4) All share-based awards were granted as compensation to Mr. McDonald in his capacity as a director of the Company.

(5) Mr. Cheung was appointed CFO of the Company on May 29, 2020.

(6) Dr. Pedersen was engaged as Interim Chief Scientific Officer of the Company on June 26, 2022 and became Chief Science Officer on a permanent basis as of September 22, 2022.

(7) All share-based awards were granted as compensation to Mr. Pedersen in his capacity as a director of the Company.

(8) Dr. Smith was Chief Medical Officer from December 1, 2022 to January 7, 2025.

(9) Dr. Shreeniwas was engaged as Chief Medical Officer of the Company from June 5, 2020 to November 22, 2022

Executive Compensation Agreements

The Company has not entered into any contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change in control of the Company or a change in an NEOs or directors' responsibilities).

Incentive Awards Plans

10% "rolling" Stock Option Plan (Option-Based Awards)

The Company has in place a 10% rolling stock option plan dated effective July 1, 2020, as amended on February 13, 2025 (the "Option Plan"), which was last approved by Shareholders at the Company's annual general meeting held on March 28, 2025.

The principal purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, employees and consultants of the Company and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through Options, to acquire Common Shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The Option Plan provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of the Company's issued and outstanding Common Shares. The maximum aggregate number of Shares that may be issued under this Plan pursuant to the exercise of Incentive Stock Options shall not exceed 704,398 Shares (subject to adjustment as provided in Section 11.3 of the Option Plan).

The Option Plan is administered by the board of directors of the Company or by a special committee of the directors appointed from time to time by the board of directors of the Company.  The maximum term may not exceed ten (10) years from the date of grant.

The following information is intended to be a brief description of the Option Plan and is qualified in its entirety by the full text of the Option Plan. All capitalized words used but not defined have the meanings ascribed to such term in the Option Plan:

(a) the maximum number of stock options ("Options") which may be granted to any one holder under the Option Plan within any 12-month period shall be 5% of the number of issued and outstanding Common Shares (unless the Company has obtained disinterested shareholder approval if required by applicable laws);

(b) if required by applicable laws, disinterested shareholder approval is required to grant to related persons, within a 12-month period, of a number of Options which, when added to the number of outstanding Options granted to related persons within the previous 12 months, exceed 10% of the issued Common Shares;

(c) the expiry date of an Option shall be no later than the tenth anniversary of the grant date of such Option;

(d) the maximum number of Options which may be granted to any one consultant within any 12-month period must not exceed 2% of the number of issued and outstanding Common Shares;

(e) the maximum number of Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the number of issued and outstanding Common Shares and such Options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period;

(f) the exercise price of any Option issued under the Stock Option Plan shall not be less than the Market Value (as defined in the Option Plan) of the Common Shares as of the grant date; and

(g) the Board, or any committee to whom the Board delegates, may determine the vesting schedule for any Option.

The foregoing summary of the Option Plan is not complete and is qualified in its entirety by reference to the Option Plan, which is attached as Schedule "B" to the Company's Information Circular dated February 10, 2025 and filed on SEDAR+ on February 19, 2025.  The Option Plan will be available for inspection at the Meeting.

10% "rolling" Restricted Share Unit Plan (Share-Based Awards)

The Company has in place a restricted share unit plan dated effective July 1, 2020, as amended on February 13, 2025 (the "RSU Plan"), which was last approved by Shareholders at the Company's annual general meeting held on March 28, 2025.

The RSU Plan was designed to provide certain directors, officers, consultants and other key employees (an "Eligible Person") of the Company and its related entities with the opportunity to acquire restricted share units ("RSUs") of the Company. The acquisition of RSUs allows an Eligible Person to participate in the long-term success of the Company thus promoting the alignment of an Eligible Persons.

The following is a summary of the RSU Plan.  Capitalized terms used but not defined have the meanings ascribed to them in the RSU Plan.

Nature and Administration of the RSU Plan

All Directors, Officers, Consultants and Employees (as defined in the RSU Plan) of the Company and its related entities ("Eligible Persons") are eligible to participate in the RSU Plan (as "Participants"), and the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation as Participants in the RSU Plan. Eligibility to participate as a Participant in the RSU Plan does not confer upon any person a right to receive an award of RSUs.

Subject to certain restrictions, the Board or its appointed committee, can, from time to time, award RSUs to Eligible Persons. RSUs will be credited to an account (an "Account") maintained for each Participant on the books of the Company as of the award date. The number of RSUs to be credited to each Participant's account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

RSUs and all other rights, benefits or interests in the RSU Plan are not transferable or assignable otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant and after death only by the Participant's legal representative.

Credit for Dividends

A Participant's Account will be credited with additional RSUs (the "Dividend RSUs") as of each dividend payment date in respect of which cash dividends are paid on Common Shares. The number of Dividend RSUs credited to a Participant's Account in connection with the payment of dividends on Common Shares will be based on the actual amount of cash dividends that would have been paid to such Participant had he or she been holding such number of Common Shares equal to the number of RSUs credited to the Participant's Account on the date on which cash dividends are paid on the Common Shares and the market price of the Common Shares on the payment date. Note that the Company is not obligated to pay dividends on Common Shares.

Resignation, Termination, Leave of Absence or Death

Generally, if a Participant's employment or service is terminated, or if the Participant resigns from employment with the Company, then all RSUs held by the Participant (whether vested or unvested) shall terminate automatically upon the termination of the Participant's service or employment.

In the event a Participant is terminated by reason of (i) termination by the Company other than for cause or (ii) the Participant's death, the Participant's unvested RSUs shall vest automatically as of such date. In the event the termination of the Participant's services is by reason of voluntary resignation, only the Participant's unvested RSUs shall terminate automatically as of such date.

Change of Control

In the event of a Change of Control, the Board may, in its discretion, without the necessity or requirement for the agreement or consent of any Participant: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any RSU; (ii) permit the conditional settlement of any RSU, on such terms as it sees fit; (iii) otherwise amend or modify the terms of the RSU, including for greater certainty permitting Participants to settle any RSU, to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential Change of Control Event (as defined in the RSU Plan) or to obtain the advantage of holding the underlying Common Shares during such Change of Control Event; and (iv) terminate, following the successful completion of such Change of Control Event, on such terms as it sees fit, the RSUs not settled prior to the successful completion of such Change of Control Event, including, without limitation, for no payment or other compensation. The determination of the Board in respect of any such Change of Control Event shall for the purposes of this RSU Plan be final, conclusive and binding.

Adjustments

In the event there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the CSE where necessary, appropriate substitution or adjustment in (i) the number or kind of Common Shares or other securities reserved for issuance pursuant to the RSU Plan, and (ii) the number and kind of Common Shares or other securities subject to unsettled and outstanding RSUs granted pursuant to the RSU Plan.

Vesting

Each award of RSUs vests on the date(s) specified by the Board on the award date, and is reflected in the applicable RSU agreement certificate.

Limitations under the RSU Plan

The maximum number of Common Shares made available for issuance pursuant to the RSU Plan shall be determined from time to time by the Board, but in any case, shall not exceed 10% of the Common Shares issued and outstanding from time to time, subject to adjustments as provided in the RSU Plan.

The foregoing summary of the RSU Plan is not complete and is qualified in its entirety by reference to the RSU Plan, which is attached as Schedule "C" to the Company's Information Circular dated February 10, 2025 and filed on SEDAR+ on February 19, 2025.  The RSU Plan will be available for inspection at the Meeting.

Outstanding Option-based Awards

The following table sets out option-based awards as at September 30, 2025, for each NEO:

	Option-based Awards(1)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money Options(2) ($)
Jan Pedersen Chief Scientific Officer	20,000	1.65	10-03-2029(2)	1,654,800
Ryan Cheung Chief Financial Officer	5,000	US35.00	02-26-30(3)	US128,300

Notes:

(1) The value is the difference between the closing price of $84.39 (US$60.66) per common share on the Canadian Securities Exchange at September 30, 2025 and the exercise price of the Options.

(2) Options were granted on October 3, 2024.

(3) Options were granted on February 26, 2025.

Outstanding Share-Based Awards

The following table sets out share-based awards outstanding as at September 30, 2025, for each NEO:

	Share-based Awards(1)
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ian McDonald President and CEO	30,000	2,544,900	Nil
Jan Pedersen Chief Scientific Officer	30,000	2,544,900	Nil
Ryan Cheung CFO	Nil	Nil	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2025, for each NEO:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ian McDonald President and CEO	Nil	Nil	Nil
Ryan Cheung CFO	Nil	Nil	Nil
Jan Pedersen Chief Scientific Officer	Nil	Nil	Nil

Director Compensation

The following table sets forth all compensation for services as a director to the Company during the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023 in respect of the directors set out below, which excludes directors who are also NEOs of the Company:

Name	Year	Salary ($)	Share- based Awards(1) ($)	Option- based Awards(2) ($)	All Other Compensation ($)	Total Compensation ($)
Nils Christian Bottler	2025 2024 2023	Nil Nil Nil	Nil Nil Nil	93,750 17,891 7,685	Nil Nil Nil	93,750 17,891 7,685
Jeremy Fryzuk	2025 2024 2023	Nil Nil Nil	Nil Nil Nil	93,750 17,891 7,685	Nil Nil Nil	93,750 17,891 7,685
Douglas Williamson(3)	2025 2024 2023	Nil Nil Nil	Nil Nil (63,241)	Nil Nil Nil	Nil Nil Nil	Nil Nil (63,241)

Name	Year	Salary ($)	Share- based Awards(1) ($)	Option- based Awards(2) ($)	All Other Compensation ($)	Total Compensation ($)
David Weiner	2025 2024 2023	Nil Nil Nil	Nil Nil Nil	106,840 39,488 22,039	Nil Nil Nil	106,840 39,488 22,039

Notes:

(1) Share based awards represent the fair value of RSUs granted in the year. The fair value of RSUs granted is calculated on the grant date closing value.

(2) Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan.  The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model.  For discussion of the assumptions made in the valuation, refer to Note 5 to our financial statements for our fiscal year ended September 30, 2025.

(3) Dr. Williamson was a director of the Company from September 6, 2022 to January 9, 2023.

We reimburse out-of-pocket costs that are incurred by the directors.

Outstanding Option-based Awards

The following table sets out the option-based awards outstanding as at September 30, 2025, for each director, excluding a director who is already set out in disclosure for an NEO of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in- the- money Options(2) ($)
Jeremy Fryzuk	20,000 10,000 5,000	1.84 1.65 US35	03-22-29(4) 10-03-29(5) 02-26-30(5)	1,651,000 827,400 US128,300
Nils Bottler	15,000 5,000 5,000	1.84 1.65 US35	03-22-29(4) 10-03-29(5) 02-26-30(5)	1,238,250 417,700 US128,300
David Weiner	16,000 20,000 10,000 5,000	5.25 1.84 1.65 US35	02-16-29(3) 03-22-29(4) 10-03-29(5) 02-26-30(5)	1,266,240 1,651,000 827,400 US128,300

Notes:

(1)

(2) The value is the difference between the closing price of $84.39 per Common Share on the CSE at September 30, 2025 and the exercise price of the Options.

(3) Options were granted during the year ended September 30, 2023.

(4) Options were granted during the year ended September 30, 2024.

(5) Options were granted during the year ended September 30, 2025.

Outstanding Share-Based Awards

There are no share-based awards outstanding as at September 30, 2025 for any of the directors of the Company, excluding a director who is already set out in the disclosure for an NEO of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Option Plan awards and the RSU Plan awards during the financial year ended September 30, 2025, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Jeremy Fryzuk	93,750	Nil	Nil
Nils Bottler	93,750	Nil	Nil
David Weiner	106,840	Nil	Nil

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The Company has two equity compensation plans: (a) the Option Plan; and (b) the RSU Plan, each as described herein.

The following table sets forth details of the Company's equity compensation plan information as at the financial year ended September 30, 2025:

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	359,950 (Options) 77,150 (RSUs)	$23.87 (Options) $8.80 (RSUs)	403,629 (Options) 686,429 (RSUs)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	359,950 (Options) 77,150 (RSUs)		403,629 (Options) 686,429 (RSUs)

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of the foregoing persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's most recently completed financial year nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares), nominee for election as a director of the Company, or any associate or affiliate of any informed person or proposed director had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed in Item 6 - Related Party Transactions in the Company's Annual Financial Statements.

MANAGEMENT CONTRACTS

Other than as set out herein, there are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors - see "Election of Directors" above.

B. Appointment of Auditor - see "Appointment of Auditor" above.

ADDITIONAL INFORMATION

Financial information is provided in the Company's audited financial statements for the year ended September 30, 2025, the report of the auditor thereon, and related managemet's discussion and analysis (the "Financial Statements"). The Financial Statements will be placed before the Meeting.

Additional information relating the Company and a copy of the Financial Statements may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca or upon request from the Company at 19 Vestry Street New York, NY 10013.  The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, as of this 17th day of February, 2026.

BY ORDER OF THE BOARD

"Ian McDonald"

Ian McDonald
President and Chief Executive Officer

SCHEDULE "A"

BRIGHT MINDS BIOSCIENCES INC.
CHARTER OF THE AUDIT COMMITTEE

Objectives

The Corporation's Audit Committee (the "Audit Committee") will assist the Corporation's Board of Directors (the "Board of Directors") in fulfilling its oversight responsibilities for:

1.              the system of internal control over financial reporting;

2.              the audit process;

3.              compliance with legal and regulatory requirements; and

4.              the processes for identifying, evaluating and managing the Corporation's principal risks impacting financial reporting.

Committee Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed (each, a "Member").

The Audit Committee shall be composed of at least three directors, and not more than five directors. All Members must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies having jurisdiction over the Corporation as may be in effect from time to time, including Rule 10A-3 under the United States Exchange Act of 1934, as amended, (the "Exchange Act"), Rule 5605(a)(2) of the Listing Rules of the Nasdaq Capital Market, National Instrument 52-110 - Audit Committees, and the relevant rules of any other stock exchange(s) on which the Corporation's securities are listed. In general, each member of the Audit Committee must be free from any relationship that, in the view of the Board of Directors, could be reasonably be expected to interfere with the exercise of their judgement as a Member.

All members of the Audit Committee must be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements). At least one member of the Audit Committee must satisfy the definition of "financial expert" as set out in Item 407(d)(5)(ii) of Regulation S-K under the United States Securities Act of 1933, as amended, and the Exchange Act.

The Board of Directors may from time to time designate one of the Members of the Audit Committee to be the Audit Committee Chair (the "Chair") and, unless otherwise determined by the Board of Directors, the Corporate Secretary of the Corporation shall be the Secretary of the Audit Committee (the "Audit Committee Secretary").

Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and will cease to be a Member of the Audit Committee on ceasing to be a director of the Corporation. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy will exist on the Audit Committee, the remaining Members may exercise all powers of the Audit Committee so long as a quorum remains.

No Member of the Audit Committee shall receive, directly or indirectly, other than for service on the Board of Directors, the Audit Committee, or other committees of the Board of Directors, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries.

Limitations on Audit Committee's Duties

In contributing to the Audit Committee's discharge of its duties, each Member of the Audit Committee will be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any Member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board of Directors may be otherwise subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on: (a) the integrity of the persons and organizations from whom they receive information; (b) the accuracy and completeness of the information provided; (c) representations made by management of the Corporation ("Management") as to the non-audit services provided to the Corporation by the external auditor; (d) financial statements of the Corporation represented to them by a Management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with applicable generally accepted accounting principles; and (e) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Meetings and Participation

The Audit Committee shall meet at least once per quarter, or more frequently as circumstances dictate. The Corporation's Chief Executive Officer, Chief Financial Officer, any Member of the Audit Committee, or the external auditor may call a meeting of the Audit Committee. The Corporation's auditors shall be provided notice of all meetings of the Audit Committee and be entitled to attend and be heard thereat.

Meeting agendas will be prepared and provided in advance to Members, along with appropriate briefing materials. The agenda will be set by the Chair in consultation with other Members of the Audit Committee, the Board of Directors and Management of the Corporation.

No business may be transacted by the Audit Committee except at a meeting of its Members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee may ask members of Management and employees of the Corporation (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor and legal counsel) to attend meetings and provide such information as the Audit Committee requests. Members of the Audit Committee will have full access to information of the Corporation (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and will be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Corporation with Management, employees, the external auditor and others as they consider appropriate.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee Members and available as soon as possible to the Board of Directors.

The Audit Committee or its Chair should meet at least once per year with Management and the external auditor in separate sessions to discuss any matters that the Audit Committee or either of these groups desires to discuss privately. In addition, the Audit Committee or its Chair should meet with Management quarterly in connection with the Corporation's interim financial statements.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

1. Financial Reporting

(a) Ensure, through discussions with Management and the external auditors, that the Corporation's annual and quarterly financial statements (individually and collectively, the "Financial Statements"), as applicable, present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented.

(b) Review and recommend for approval to the Board of Directors the Corporation's Financial Statements, accounting policies that affect the Financial Statements, annual MD&A and associated press release(s).

(c) Review the financial statements and other financial information of material subsidiaries of the Corporation and any auditor recommendations concerning such subsidiaries.

(d) Be satisfied as to the adequacy of procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from annual or quarterly Financial Statements and periodically assess the adequacy of such procedures.

(e) Review and approve quarterly Financial Statements, accounting policies that affect the Financial Statements, the quarterly MD&A and the associated press release(s).

(f) In review of the annual and quarterly Financial Statements, discuss the quality of the Corporation's accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the Financial Statements.

(g) Review any news releases and reports to be issued by the Corporation containing earnings guidance or financial information for research, analysts and rating agencies. The Audit Committee shall also review the Corporation's policies relating to financial disclosure and the release of earnings guidance and the Corporation's compliance with financial disclosure rules and regulations.

(h) Review any errors or omissions in the Financial Statements.

(i) Review significant issues affecting financial reports.

(j) Review the Corporation's Annual Report for consistency with the financial disclosure referenced in the annual Financial Statements.

(k) Understand how Management develops interim financial information and the nature and extent of external audit involvement.

(l) Review the status of material contingent liabilities as reported to the Audit Committee by the Corporation's Management, and the manner in which any material contingent liability has been disclosed in the Corporation's Financial Statements.

(m) Review any reserves, accruals, provisions, estimates or adopted programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the Financial Statements.

(n) Review the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation.

(o) Review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation's operations.

(p) Reviewing Management's determination of tangible or intangible asset impairment, if any, as required by applicable accounting standards.

(q) Review emerging developments regarding International Financial Reporting Standards ("IFRS") (as issued by the IFRS Foundation and the International Accounting Standards Board) that could affect the Corporation.

(r) Review the financial reporting obligations of the Corporation pursuant to its by-laws, its borrowing covenants, the Business Corporations Act (British Columbia) and applicable securities regulation and monitor the Corporation's compliance thereunder.

(s) Review with the external auditors the level of co-operation they received from Management, employees and personnel of the Corporation during the audit process, any issues encountered by the auditors and any impediments on the external auditor's work.

(t) Review and resolve any disagreements between Management and the external auditors with respect to accounting practices and principles.

(u) Monitor the objectivity and credibility of the Corporation's financial reports.

2. Internal and Disclosure Controls

(a) Review and approve corporate signing authorities and modifications thereto.

(b) Consider the effectiveness of the Corporation's internal controls over financial reporting and related information technology security and control.

(c) Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

(d) Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor's management letter resulting from control evaluation and testing.

(e) Establish and maintain complaint procedures regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

(f) Review with the Corporation's Chief Executive Officer and the Chief Financial Officer the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(g) Discuss with the Corporation's Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

(h) Annually review the Corporation's Whistleblower Policy and its effectiveness and enforcement.

(i) Approve all material related party transactions in advance; of which materiality is set a $1 for such matters.

3. Compliance with Legal and Regulatory Requirements

(a) Review with Management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

(b) Review with Management and the Board of Directors any issues with regulatory agencies that are likely to have a significant financial impact on the Corporation.

(c) Review with counsel the adequacy and effectiveness of the Corporation's procedures to ensure compliance with the legal and regulatory responsibilities.

(d) Review the status of income tax returns and any significant tax issues as they are reported to the Audit Committee by Management or the Board of Directors.

(e) Review any inquiries, investigations, or audits of a financial nature by any government, regulatory, or taxation author

4. External Audit

(a) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting.

(b) Review and approve the audit plans, scope and proposed audit fees.

(c) Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

(d) Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within IFRS that have been discussed with Management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

(e) Receive an annual report from the auditors describing the audit firm's internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out the firm, and any steps taken to deal with any such issues.

(f) Annually review the independence of the external auditors by receiving a report from the independent auditor detailing all relationships between them and the Corporation. In assessing such independence, the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining any relationships between the external auditors and the Corporation or its affiliates.

(g) Review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 - Continuous Disclosure Obligations or any successor legislation ("NI 51-102"), and the planned steps for an orderly transition. The Audit Committee shall further review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor.

(h) Separately meet with the auditors, apart from Management, at least once a year.

(i) Recommend to the Board of Directors: (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation and, (ii) the compensation of the external auditor.

(j) Review, negotiate and recommend to the Board of Directors the execution of all engagement letters of the external auditors, both for audit and non-audit services.

(k) Review the performance of the external auditors, including the compensation, scope, and timeliness of the audits and all other related services and any non-audit services provided by the external auditors.

(l) Ensure regular rotation of the lead partner and reviewing partner.

(m) Establish and oversee policies with regards to the hiring by the Corporation of any partners, employees, and any former partners or employees of any present or former firms that acted as external auditors of the Corporation.

5. Non-Audit Services

(a) Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. Pre-approval may be granted by any one Member of the Audit Committee.

6. Risk Management

(a) Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

(b) Ensure that directors' and officers' liability insurance is in place.

(c) Review and approve corporate investment policies.

(d) Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board of Directors.

7. Other Responsibilities and Matters

(a) Ensure that this Charter or an appropriate summary of it which has been granted approval by the Audit Committee is properly disclosed in accordance with any securities laws or regulatory requirements.

(b) Review annually the adequacy of this Charter and confirm that all responsibilities have been carried out.

(c) Evaluate the Audit Committee's and individual Member's performance on a regular basis and report annually to the Board of Directors the result of its annual self-assessment.

(d) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(e) Review the appointments of the Corporation's Chief Financial Officer, internal auditor (or persons appointed to perform the internal audit function), and any key financial executives involved in the financial reporting process of the Corporation and any material subsidiary.

(f) Discuss the Corporation's compliance with tax and financial reporting laws and regulation, if and when issues arise.

(g) Review all material balance sheet issues, material contingent obligations and material related party transactions.

(h) Periodically assess the Corporation's need for an internal audit function, if not present.

(i) Take such other actions within the general scope of its responsibilities as the Audit Committee shall deem appropriate or as directed by the Board of Directors.

Authority

The Audit Committee shall have full access to all of the Corporation's books, records, properties, facilities and personnel, subject to compliance with any leases or similar contacts governing same.

Additionally, the Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of such applicable laws to the extent necessary to resolve such conflict or inconsistency.

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Appendix A

To Audit Committee Charter

Procedures for the Submission of Complaints or Concerns
Regarding Accounting, Internal Accounting Controls or Auditing Matters

1. The Corporation shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding accounting, internal accounting controls or auditing matters.

2. Any employee of the Corporation may submit, on a confidential, anonymous basis if the employee so desires, any concerns by sending such concerns in writing and forwarding them in a sealed envelope to:

Attention: Chair of the Audit Committee

Bright Minds Biosciences Inc.

1500 - 1055 West Georgia Street

Vancouver, BC

V6E 4N7

The envelope is to be clearly marked: "To be opened by the Audit Committee only."

Any such envelopes shall be forwarded promptly to the Chair.

3. Contact information including a phone number and e-mail address shall be published for the Chair on the Corporation's website for those people wishing to contact the Chair directly.

4. At each of its meetings following the receipt of any information pursuant to this Appendix, the Audit Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

5. The Audit Committee shall retain any such complaints or concerns along with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

6. This Appendix A shall appear on the Corporation's website as part of this Charter.

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